NEWS FROM ASHLAND                              [ASHLAND LOGO]


                          FOR FURTHER INFORMATION:

                                            Doug Sheils
                                            (606) 329-3587

                           FOR IMMEDIATE RELEASE
                              October 10, 1997


Chellgren responds to Melamine Chemicals, Inc. definitive agreement

Ashland, Ky. -- In a news release Thursday evening, Melamine Chemicals, Inc. and Borden Chemicals Inc. announced that a definitive agreement has been reached which provides for Borden Chemicals, Inc to purchase all of the outstanding shares of Melamine Chemicals, Inc. for $20.50 per share, to be paid all in cash at closing.
         In response to the announcement, Paul W. Chellgren, chairman of the board and chief executive officer of Ashland Inc., which owns 23.1 percent of Melamine, said, "We are pleased that the process of selling Melamine Chemicals, Inc. appears to have been successful. While we currently have only limited information regarding the offer, at this price level Ashland Inc. would be willing to withdraw its $14.75 per share offer and tender its shares. We look forward to reviewing the specifics of the Borden Chemical offer."
         Ashland Inc. is a large energy and chemical company engaged in petroleum refining and marketing; coal; and highway construction. Ashland Chemical is the largest distributor of chemicals and plastics in North America and a leading supplier of specialty chemicals worldwide. Ashland's major consumer brands include Valvoline(R) motor oils, Zerex(R) antifreeze and Pyroil(R) Performance Products automotive chemicals. As one of the largest independent refiners in the nation, Ashland is also a leading regional gasoline marketer, with products marketed under the SuperAmerica(R) and Ashland(R) brand names.
         Ashland's Internet address is  http://www.ashland.com

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